SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st March, 2006, for the month of February, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR OFFER FOR ALL OUTSTANDING
SHARES IN GLOCALNET
08.02.06 08:08 Marked=OB TEL
Telenor has increased its shareholding in the Swedish broadband provider Glocalnet, while also issuing an offer for all outstanding shares in the company, for a cash consideration of SEK 4 per share.
Glocalnet is one of Sweden’s fastest-growing broadband providers, and in 2005 the company accounted for close to 20 per cent of the total growth within xDSL in Sweden. The company has its strongest foothold in the low-end segment. Since 2002, Telenor has held a 36.6 per cent interest in the company, and has assumed a key role as partner and supplier. Telenor now wants to develop Glocalnet alongside its other commitments in Sweden, and has decided to assume control of the company.
The ownership structure of Glocalnet has included a number of large players, and there has previously been some disagreement with respect to the development of the company. By talking control, Telenor want to solve any previous ownership issues and maintain focus on the company’s operations.
About the offer
Telenor’s acquisition of 13.5 per cent of the shareholding, to secure a 50.1 per cent ownership share, was made at a price of SEK 4 per share, which amounts to a total consideration of SEK 136 million. The acquisition triggers a compulsory offer for all outstanding shares in Glocalnet. Together with SEB Enskilda, Telenor will prepare a prospectus containing all details relating to the offer. This prospectus is likely to be due on 1 March 2006. The offer to shareholders will be valid from 2 March until 23 March 2006. If all shareholders accept the offer of SEK 4 per share, this will involve a further payment of approximately SEK 500 million. The transaction is subject to approval from Swedish competition authorities, and the offer will be conditional on such approval.
About Glocalnet
Glocalnet develops and markets a broad range of telecommunications services, including fixed-line and mobile telephony, but it is through the sale of broadband services that it has made its reputation. The company currently has 104,000 broadband customers, and is one of Sweden’s fastest-growing broadband providers. In 2005, Glocalnet’s revenues amounted to SEK 1.09 billion, and the company had a negative EBITDA of SEK 68.6 million. At year-end 2005, the company’s net cash holdings amounted to SEK 184 million. Glocalnet has approximately 115 employees and is headquartered in Stockholm. The company is listed on the O-list on Stockholm Stock Exchange.
Attached is some financial figures for Glocalnet and the press release sent to Stockholm Stock Exchange today.

DIGI RESULTS TODAY
15.02.06 10:18 Marked=OB TEL
Telenor’s subsidiary in Malaysia, Digi.Com, has reported their fourth quarter 2005 figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 1,452
- EBITDA: 632
- EBIT: 356
Total number of subscribers: 4.795 million
DTAC RESULTS TODAY
15.02.06 12:56 Marked=OB TEL
Telenor’s subsidiary in Thailand, DTAC, has reported their fourth quarter 2005 figures to the Singapore Stock Exchange today. DTAC was consolidated into the Telenor accounts from November 1st 2005. The reported figures from the date of consolidation are as follows (in NOK mill.):
- Revenues: 1,191
- EBITDA: 445
- EBIT: 225
Total number of subscribers: 8.677 million
TELENOR ASA FOURTH QUARTER 2005 RESULTS
16.02.06 08:06 Marked=OB TEL
The fourth quarter 2005 showed revenues of NOK 19,474 million. EBITDA before other income and expenses was NOK 6,831 million. Profit after taxes and minority interests was NOK 1,001 million. The Board will propose a dividend of NOK 2.00 per share for 2005
The fourth quarter 2005 showed revenues of NOK 19,474 million. Profit after taxes and minority interests was NOK 1,001 million. Earnings per share in the fourth quarter of 2005 were NOK 0.59. The Board will propose a dividend of NOK 2.00 per share for 2005, an increase from NOK 1.50 per share for 2004.
EBITDA before other income and expenses was NOK 6,831 million. The increased EBITDA margin was primarily due to the increased proportion of the mobile operations.
At the end of the fourth quarter the number of subscriptions in the consolidated mobile operations was 42.2 million.
Capital expenditure amounted to NOK 6,432 million and increased due to strong customer growth in the international mobile operations and the purchase of a UMTS license in Denmark.
On 26 October 2005 Telenor increased its ownership/economic exposure in Total Access Communications PCL (DTAC) by 16.6% to 56.9% for a cash consideration of NOK 1.5 billion. As of 31 December 2005, after the offers for DTAC and UCOM shares expired, Telenor’s ownership/economic exposure in DTAC increased by a further 12.4% to 69.3% for a total cash consideration of NOK 1.2 billion. As of 31 December 2005, net interest-bearing debt in the companies was NOK 7.3 billion. DTAC was consolidated from 1 November 2005, while the operations in UCOM were reported as discontinued operations in the financial statements. Telenor’s mobile operations in Asia and Eastern/Central Europe are becoming increasingly important to the Group and dedicated Executive Vice Presidents have now been assigned to both regions. In addition, Telenor has also strengthened the co-ordination of operational and human resources across all countries in which it has operations, and two new Executive Vice Presidents have been appointed to the Group Management. On 21 December 2005 a Norwegian Court of Appeal ruled in favour of Telenor in respect of Telenor’s intra group sale of its shares in Sonofon Holding A/S. This sale triggered a tax loss of approximately NOK 8.6 billion, with corresponding reduced tax charges of approximately NOK 2.4 billion for the fiscal year 2001. The taxes were paid in 2003. The tax authorities have since appealed the decision to the Norwegian Supreme Court, and Telenor has consequently not taken the tax reduction to income.
Vodafone Sweden was acquired for a consideration of EUR 1,035 million (NOK 8,170 million) including debt and will be consolidated from January 2006.
On 12 January 2006 Telenor disposed of 4.8% of the share capital in Inmarsat with a total sales proceeds of GBP 75.1 million (NOK 889 million) and a financial gain before taxes of GBP 74.4 million (NOK 880 million). Following the transaction, Telenor holds 4.6% of the shares in Inmarsat.

OUTLOOK FOR 2006
The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues in the range of 25% to 30%, based upon the current Group structure.
A continued high growth in EBITDA is expected, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. Telenor expects an EBITDA margin before other income and expenses for 2006 of around 33%.
High capital expenditure is expected to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.
A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
PRESENTATION MATERIAL
16.02.06 08:54 Marked=OB TEL
Please find attached the presentation material from Telenor
SHARE OPTION PROGRAM, REDUCTION IN TREASURY SHARES
28.02.06 09:01 Marked=OB TEL
In connection with Telenor’s share option programmes of 2002, 2003 and 2004 for managers and key personnel, the number of treasury shares is reduced by 741,332 from 12,846,475 to 12,105,143.
THE PRESIDENT (CEO) EXERCISES OPTIONS
28.02.06 09:02 Marked=OB TEL
President (CEO) Jon Fredrik Baksaas has on February 27th 2006 exercised 100,000 options granted February 21st 2002. The exercise price is NOK 38.23. The total number of options held after the exercise is 400,000.
In connection with the exercise of options, Jon Fredrik Baksaas has increased his shareholding in Telenor by 23,000 shares, amounting to approximately the net amount after tax on the options exercised. The remaining 77,000 shares will be sold at the average share price on Oslo Stock Exchange on February 28th 2006. Jon Fredrik Baksaas has 57,852 shares in Telenor after this, including the shares of close related parties.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
	Name:	Trond Westlie
	Title:	CFO

Date: 1st of March, 2006